Morse, Zelnick, Rose & Lander
A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE
NEW YORK, NEW YORK 10022
212-838-1177
FAX – 212-208-6809

November 21, 2014

WRITER’S DIRECT LINE
(212) 838-8599

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn:	Pamela Long, Assistant Director
Asia Timmons-Pierce, Staff Attorney

Re:	Green Earth Technologies, Inc.
Registration Statement on Form S-1
Filed October 31, 2014
File No. 333-199751

Dear Sirs and Mesdames:

This letter responds to the Staff’s comment letter dated November 17, 2014 regarding the above-referenced registration statement (the “Registration Statement”) filed by Green Earth Technologies, Inc. (“Company” or “GETG”).  For ease of reference, your inquiries have been incorporated in this letter and precede our responses.  The changes to the Registration Statement described in the responses below have been incorporated in Amendment No. 1 to the Registration Statement filed by the Company today.

General

1.	Please revise the cover page to include a recent market price of your securities as of the latest practicable date.

The cover page of the Registration Statement has been revised in accordance with this comment.

2.
We note that your cover page only refers to 6% Secured Convertible Debentures due March 31, 2016. However, the selling shareholder table indicates that shares offered may underlie the 6% Secured Convertible Debentures due March 31, 2016 or 6% convertible debenture due December 31, 2014. Please clarify and revise your registration statement accordingly.

The cover page of the Registration Statement has been revised in accordance with this comment.

3.
We note that your cover page refers to warrants expiring March 31, 2018 and September 30, 2018. However, the selling shareholder table indicates that shares offered may underlie warrants that expire on December 31, 2016 and June 30, 2018. Please clarify and revise your registration statement accordingly.

The Registration Statement, including the cover page of the prospectus, has been revised to indicate that shares offered may also underlie warrants that expire on December 31, 2016 and June 30, 2018.

The Selling Shareholders, page 12

4.	Please describe how the selling shareholders acquired the overlying debentures and warrants, including the dates of the transactions and the consideration paid by the selling shareholders.

A description of the private placement in which the selling shareholders, including the dates of the transactions and the consideration paid, has been added to this section preceding the Selling Stockholders Table.

Exhibits and Financial Statement Schedules, page II-3

5.	We note that you have filed a final form of 6% Convertible Debenture due and payable on December 31, 2014 as Exhibit 4.3. Please file the final form of 6% debenture due March 31, 2016 as an exhibit.

The final form of 6% debenture due March 31, 2016 has been added and filed as an exhibit to the Registration Statement.

6.
We note that you have filed a final form of Series A Common Stock Purchase Warrants exercisable at any time on or before December 31, 2016 as Exhibit 4.4. Please file the final forms of the warrants expiring on March 31, 2018, June 30, 2018 and September 30, 2018 as exhibits.

The final forms of the warrants expiring on March 31, 2018, June 30, 2018 and September 30, 2018 have been added and filed as exhibits to the Registration Statement.

Yours truly,

/s/ John C. Hui
John C. Hui